UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FILE No. 82-4434

TNR RESOURCES LTD.
Suite 620 - 650 W. Georgia Street
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: CDNX: TRR
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

January 2, 2002

SUPPL JUN 26 2002

Director Resigns

TNR Resources Ltd. announces that Mr. Emil Simon has resigned as a director of the Company. Mr. Simon will focus his time on his wholly owned business ventures. The Company thanks Mr. Simon for his valuable contribution over the past year and wishes him continued success in his business endeavours.

TNR Resources Ltd. has no immediate plans to replace Mr. Simon's position to the board.

ON BEHALF OF THE BOARD,

Gary Schellenberg
President

02069132

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82- 4434

TNR RESOURCES LTD.

620 - 650 W. Georgia Street
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551
Toll Free: 800-667-4470
Trading Symbol: CDNX: TRR
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

January 15, 2002

Facsimile: (604) 687-4670
http://www.tnrvse.com

Argentina Update

TNR Resources Ltd. ("TNR") is pleased to provide the following update regarding its exploration activities in Argentina.

The La Ortiga Project, located in the San Juan Province of Argentina, contains five distinct target areas for continued exploration, referred to as the Breccia, La Clarita, Filo Fatima, Filo Fartuna, and the Silicified Zones. The company will be focusing its exploration efforts on the Silicified Zone, an extensive, prospective area that has a number of the characteristics indicative of a low sulphidation, volcanic hosted, epithermal precious metal (Gold – Silver) deposit.

Exploration conducted thus far has found: an arcuate band of silicification approximately 300 to 400 m wide and extending over 1.5 km in length, associated with an approximately 50 m wide shear zone. Host rocks are primarily andesites, dacites, rhyodacites and rhyolites; and coincident geochemical anomalies in both colluvium and rock in gold, silver, arsenic, mercury and/or barium, including grab samples with values to 11.8 g/t [0.34 oz/T] Au, 397 g/t [11.58 oz/T] Ag, and 14.05 ppm Hg. A twenty-five metre continuous trench chip section returned average values of 0.7 g/t [0.02 oz/T] Au, 1.5 ppm Ag, 146 ppm As, and 4.23 ppm Hg.

The property is located in the same general area as the high sulphidation, bulk tonnage Veladero (Homestake) and Pascua/Lama (Barrick) deposits. At present the company is seeking to fund or find a joint-venture to conduct a $300,000 exploration program on La Ortiga, a program that will include detailed geological mapping, IP surveys, and drilling.

TNR management has been closely following recent events in Argentina, and it expects that Argentina's recent devaluation of the peso will have no adverse effect on the company's Argentina-located programs or on any of its contracts and agreements. TNR does not have any peso-linked assets that may be subject to devaluation.

On behalf of the board,

Gary Schellenberg
President

UNITED STATES SECURITIES EXCHANGE COMMISSIC
FILE No. 82- 4434

February 1, 2002

TNR RESOURCES LTD.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **CDNX: TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

News Release

The Company wishes to advise that it has granted stock options to certain directors and employees of TNR Resources Ltd. entitling them to purchase up to 450,000 common shares of the capital stock in the Company at a price of $0.10 per share for the next two years. The exercise price represents a 25% premium to the preceding 10-day trading average. The above is subject to regulatory approval.

ON BEHALF OF THE BOARD

"Gary Schellenberg"

Gary Schellenberg
President

TNR Resources Ltd.

18 February 2002

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **CDNX: TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR and NovaGold Team up on Rock Creek and Shotgun Deposits
Private Placement to Raise $1,200,000

February 18, 2002, Vancouver – TNR Resources Ltd (CDNX: TRR) and **NovaGold Resources Inc. (TSE: NRI; OTC: NVGLF)** have entered into a Letter of Agreement to advance toward production NovaGold's wholly owned Rock Creek and Shotgun gold deposits in Alaska.

Under the terms of the agreement TNR Resources would earn a 49.9% interest in the million-ounce Rock Creek deposit by spending US$10 million dollars towards exploration and development within the next three years to bring the deposit to production.

TNR Resources would also earn up to a 50% interest in the million-ounce Shotgun deposit by spending US$3 million dollars on exploration over the next four years to advance the project towards a production decision. TNR Resources has a further option to earn an additional 20% interest in the Shotgun project.

"With NovaGold's focus on advancing the Donlin Creek project to feasibility, we are excited to be able to team up with TNR Resources to accelerate the development of two of our other outstanding gold assets in Alaska, the Rock Creek and Shotgun deposits" says Rick Van Nieuwenhuyse, president of NovaGold. "Both of these deposits have excellent potential for significant resource expansion and we believe that Rock Creek in particular can be rapidly advanced to become a high-quality, low-cost mine."

"We believe that the Rock Creek and Shotgun deposits represent a tremendous opportunity to build new value in the current gold climate," says Gary Schellenberg, President of TNR Resources, "The TNR Resources / NovaGold strategic relationship shows great potential benefits for shareholders of both companies. An exciting new area play is shaping up in the Kuskokwim Gold Belt of Southwest Alaska with NovaGold's work at Donlin Creek, Northern Dynasty at the Pebble Project and now TNR Resources at Shotgun."

As part of the Agreement between TNR Resources and NovaGold, a NovaGold representative will be named to the TNR Resources Board of Directors at a later date.

Private Placement

In conjunction with, and as a condition of the agreement with NovaGold, TNR has arranged a private placement to raise $1,200,000 through the issuance of 12,000,000 Units at $0.10 per Unit. Each Unit is

comprised of one common share and one warrant for the purchase of one additional common share for a period of one year at an exercise price to be determined on the basis of the 10 day trading closing average of the Company's shares subsequent to recommencement of trading. The Company will use the proceeds of the private placement to advance work on the Rock Creek, Shotgun, and Argentina projects. Fees are payable with regard to a portion of the private placement as well as to the NovaGold transaction, both subject to CDNX approval and within regulatory guidelines..

The Rock Creek Project Summary

The Rock Creek deposit is located on the Seward Peninsula near the community of Nome, Alaska. The deposit is the most advanced lode-gold deposit in the Nome Mining District that has historically produced over 5.5 million ounces of gold from the nearby stream and beach placer deposits. The property is road-accessible and located on private-patented land, which is expected to result in facilitated permitting. The deposit is exposed at the surface and amenable to open-pit mining with a low strip ratio. Based on work completed by NovaGold, Kennecott, Newmont and Placer Dome at Rock Creek, NovaGold previously released a total Measured and Indicated Resource of 555,000 ounces grading 2.74 g/t gold with an additional Inferred Resource of 303,000 ounces of gold grading 2.78 g/t using a 1 g/t cut-off grade. At the adjacent Saddle deposit there is an additional Inferred Resource of 260,000 ounces of gold grading 2.61 g/t gold using a 1 g/t cut-off (See footnote 1).

The deposits remain open along strike and down dip, with the potential to significantly increase the gold resource with further drilling. Highly anomalous gold in soil samples extend from the areas of known gold mineralization for over a kilometre and additional targets occur over a 10 kilometre long trend. Drilling highlights from Rock Creek include 6.28 g/t (0.18 oz/t) gold over 12.2 metres (40 feet) and 5.6 g/t (0.16 oz/t) gold over 15.2 metres (50 feet).

Preliminary metallurgical testing of Rock Creek, commissioned by NovaGold, consisted of a series of bench and pilot-plant tests at McClelland Laboratories Inc. of Reno, Nevada. Gold recovery from shear veins, which constitute 35% of the resource, is indicated at 87% using gravity and cyanidation of the tails. Gold recovery from sheeted veins is indicated at approximately 86% using gravity only, with cyanidation of tails resulting in a total of 98%. Overall recovery could exceed 93%, and it should be possible to mine and treat the two types of veins separately in an open-pit operation. A preliminary economic scoping study conducted by NovaGold, using gold at US$300/oz, indicated that Rock Creek could sustain an annual gold production of 110,000 ounces, at a cash cost of US$153/ounce, a cumulative cash flow of US$86 million, and capital costs of less than $US40 million.

Rock Creek Agreement Terms

TNR Resources can earn a 49.9% interest in a joint venture on Rock Creek by investing $10M by Dec. 2004 to put the project to production ($1M through Dec. 2002, then $3M by Dec. 2003 and $6M by Dec. 2004). After the earn-in, NovaGold and TNR Resources would contribute to or dilute their percentage according to a straight-line formula. Upon signing of this agreement and regulatory approval, TNR Resources will issue 500,000 shares to NovaGold. In order to reduce share dilution TNR Resources may elect to use debt financing rather than equity financing to cover capital expenditures or contract out mining operations as part of its $10M commitment to fulfil its financial obligation. The joint-operating company intends to fast-track the exploration phase of the project, with the goal of bringing Rock Creek to production within the three-year option period. The agreement is subject to regulatory and board approval.

The Shotgun Project Summary

The Shotgun gold deposit is located in the emerging Kuskokwim Gold Belt, which hosts two of the largest gold deposits in Alaska, the 10-million-ounce Pebble deposit and the 23-million-ounce Donlin Creek deposit. Exploration activity in the Kuskokwim Gold Belt is expected to exceed $US10 million this year: In addition to TNR Resources' program at Shotgun, NovaGold is projected to spend $7 million to advance the Donlin Creek Project, and Northern Dynasty Minerals Ltd. of the Hunter Dickinson Inc. Group is expected to spend as much as $3 million on the Pebble Project.

NovaGold previously completed a 19-hole, 3100-metre diamond-drilling program on the Shotgun deposit and outlined an Inferred Resource of 980,000 ounces grading 0.93 g/t at a 0.5 g/t cut-off (See footnote 2). Drilling highlights include 71 m @ 2.19 g/t (233 ft @ 0.06 oz/t), 50 m @ 2.53 g/t (164 ft @ 0.07 oz/t), 15 m @ 3.44 g/t (50 ft @ 0.10 oz/t), and 13 m @ 4.39 g/t (43 ft @ 0.13 oz/t) gold. The mineralization remains open to the north, west and at depth.

More than 10 priority exploration targets with similar geophysical signatures have been identified to date on the property, of which six have returned anomalous gold values in reconnaissance soil sampling. The gold-bismuth-antimony geochemistry at Shotgun is very similar to the 9-million-ounce Fort Knox mine in Fairbanks, Alaska from which Kinross Gold Corporation is currently producing more than 400,000 ounces of gold per year at approximately 1 g/t gold grades. Metallurgical tests at Shotgun indicate excellent cyanide gold recovery in excess of 93%. The Shotgun deposit is exposed at the surface, amenable to open pit mining with a very low strip ratio and has significant exploration upside potential.

Shotgun Agreement Terms

TNR Resources can earn a 50% interest by expending $3 million by Dec. 2005 on exploration ($500,000, $750,000, $750,000, $1,000,000), issuing 250,000 shares to NovaGold each year of the option. TNR Resources can earn an additional 20% by expending $6 million by December 2008 ($2 million each year), at which time NovaGold has a one-time back-in option to regain a 50% interest by agreeing to expend the next $8 million on project development within 3 years. If NovaGold elects not to exercise its one-time back-in option TNR Resources will issue an additional $1 million worth of shares to NovaGold. This agreement is also subject to regulatory and board approval.

On Behalf of the Board,

Gary Schellenberg, President

Footnotes:

(1) The Measured, Indicated and Inferred resource estimate at Rock Creek and Saddle were completed in year 2000 by qualified persons, Phil St. George and Robert Prevost, with NovaGold Resources Inc. The Measured, Indicated and Inferred resources from this estimation were disclosed by NovaGold Resources Inc. on March 14, 2000, Press Release: NovaGold Advances Million Ounce Rock Creek Property Towards Feasibility.

(2) The Inferred Resource estimate at Shotgun was completed in 1998 by qualified persons Phil St. George and Robert Prevost, with NovaGold Resources Inc. The inferred resource from this estimation was disclosed by NovaGold on October 21, 1998,

Press Release: Million Ounce Discovery at Shotgun.

About TNR Resources

TNR Resources Ltd. is a growing Vancouver-based precious-metals exploration company with significant projects in North and South America. Through its equity partnership with Solitario Resources Ltd. and Barrick Gold Corp. the company has acquired and is exploring 12 exploration projects in west central Argentina. Financial reports and other information are available at www.tnrvse.com.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America.NovaGold has strong cash flow from its operations in Nome, Alaska, has no debt, and has one of the largest gold resource bases of any junior mining company. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the U.S. OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net

Forward-Looking Statements

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States *Securities Exchange Act of 1934*, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of NovaGold Resources Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Novagold expectations are disclosed under the heading "Risk Factors" and elsewhere in NovaGold documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

For more information on TNR Resources contact:

Gary Schellenberg, *President*
Vancouver, BC (604) 687-7551; 1(800) 667-4470
E-mail: gschel@ihermes.com

Bob Basil, *Investor Relations*
Vancouver, BC (604) 687-7551; 1(800) 667-4470
Email: basil@basil.ca

For more information on NovaGold contact:

Rick Van Nieuwenhuyse, *President*
Los Gatos, California, USA (907) 223-8883
E-mail: RickVann@NovaGold.net

Tony Hayes, *Investor Relations*
Toronto, Ontario, Canada (416) 368-0882
E-mail: Tony.Hayes@NovaGold.net

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434

TNR Resources Ltd.

22 May 2002

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **CDNX: TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR and Tenke Mining Corp. in Batidero Joint Venture

May 22, 2002: TNR Resources Ltd. ("TNR") is pleased to announce that Tenke Mining Corp. ("Tenke") has signed a Letter of Intent with the Company to acquire a 75% interest in the Batidero Gold Project located in northern San Juan province in Argentina. The property lies between the prolific El Indio and Maricunga gold belts, covering an area of 4,900 hectares. This belt system hosts numerous world-class gold deposits including Veladero/Pascua/Lama (25 million ounces), considered the largest undeveloped gold deposit in the world today. The Batidero Project is highly prospective, hosting a similar geologic sequence and environment as Veladero and other major deposits in the Andean Cordillera.

The most relevant features of this property include:

- Series of high and low sulphidation targets with strong silicification and brecciation with correlative gold anomalies.
- Favourable host rock sequences.
- Silicified vein swarms with gold-silver mineralization.
- Breccia lenticular systems (low to high sulfidaton), with associated gold-silver anomalies.
- Intrusives and alteration are focused along regional linears.
- Potential exists for a bulk, disseminated, and vein swarms in mineralized systems.

A work program planned for the fall will include: detailed mapping, talus, rock chip and stream sediment sampling and a CSAMT (or IP-Res) geophysical survey. A drill program will then be designed to test identified targets.

Pursuant to the terms of the Agreement, Tenke can earn a 75% interest in the Batidero Gold Project through expenditures totaling Cdn$1.4 over 4 years. In addition, Tenke will issue to TNR 25,000 shares of Tenke each year that the earn-in Agreement is in effect, to a maximum of 100,000 shares. The foregoing is subject to all requisite approvals and execution of a formal earn-in Agreement within the next 30 days.

This Agreement exemplifies TNR's ongoing strategy of maximally exploiting its Argentina gold properties via joint ventures and equity partnerships.

On Behalf of the Board,

Gary Schellenberg, President

TNR Resources Ltd.

30 May 2002

Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrvse.com
Trading Symbol: **TSX: TRR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

TNR and NovaGold Finalize Shotgun Agreement

Vancouver, 30 May 2002 – TNR Resources Ltd. ("TNR") is pleased to report on the signing of the joint venture agreement with Nova Gold Resources Inc. on NovaGold's 100% owned Shotgun gold deposit in Southwestern Alaska. Under the terms of agreement TNR Resources can earn up to a 50% interest in the million-ounce Shotgun gold deposit by spending US$3 million dollars on exploration over the next four years to advance the project towards a production decision. TNR Resources has a further option to earn an additional 20% interest in the Shotgun project subject to a back-in option for NovaGold. Final planning is underway for a US$500,000 exploration program in 2002. Completion of the final joint venture agreement regarding NovaGold's Rock Creek property is expected to be imminent.

The Shotgun Project Summary

The Shotgun gold deposit is located in the emerging Kuskokwim Gold Belt, which hosts two of the largest gold deposits in Alaska, the 10-million-ounce Pebble deposit and the 23-million-ounce Donlin Creek deposit. Exploration activity in the Kuskokwim Gold Belt is expected to exceed $US13 million this year: In addition to TNR Resources' program at Shotgun, NovaGold is projected to spend $10 million to advance the Donlin Creek Project, and Northern Dynasty Minerals Ltd. of the Hunter Dickinson Inc. Group is expected to spend as much as $3 million on the Pebble Project. NovaGold previously completed a 19-hole, 3100-metre diamond-drilling program on the Shotgun deposit and outlined an Inferred Resource of 980,000 ounces grading 0.93 g/t at a 0.5 g/t cut-off. Drilling highlights include 71 m @ 2.19 g/t (233 ft @ 0.06 oz/t), 50 m @ 2.53 g/t (164 ft @ 0.07 oz/t), 15 m @ 3.44 g/t (50 ft @ 0.10 oz/t), and 13 m @ 4.39 g/t (43 ft @ 0.13 oz/t) gold. The mineralization remains open to the north, west and at depth. More than 10 priority exploration targets with similar geophysical signatures have been identified to date on the property, of which six have returned anomalous gold values in reconnaissance soil sampling.

About TNR Resources

TNR Resources Ltd. is a growing Vancouver-based precious-metals exploration company with significant projects in North and South America. Through its equity partnership with Solitario Resources Ltd. and Barrick Gold Corp. the company has acquired and is exploring 12 exploration projects in west central Argentina. Financial reports and other information are available at www.tnrvse.com.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has strong cash flow from its operations in Nome, Alaska, has no debt, and has one of the largest gold resource bases of any junior mining company. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the U.S. OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

For more information on TNR Resources contact:

Gary Schellenberg, *President*
Vancouver, BC (604) 687-7551; 1(800) 667-4470
E-mail: gschel@netrover.com

Bob Basil, *Investor Relations*
Vancouver, BC (604) 687-7551; 1(800) 667-4470
Email: basil@basil.ca

For more information on NovaGold contact:

Rick Van Nieuwenhuyse, *President*
Los Gatos, California, USA **(907) 223-8883**
E-mail: RickVann@NovaGold.net

Tony Hayes, *Investor Relations*
Toronto, Ontario, Canada **(416) 368-0882**
E-mail: Tony.Hayes@NovaGold.net

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-4434

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y	M	D
TNR RESOURCES LTD.			02	03	31	02	05	16

ISSUER ADDRESS				
620 – 650 WEST GEORGIA STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N9	604-687-4670	604-687-7551
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GARY SCHELLENBERG		DIRECTOR		604-687-7551
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
gschel@netrover.com		www.tnrvse.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG	02	05	29
[signature]	MICHAEL ARMSTRONG	02	05	29

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the three month period ended March 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For a breakdown of general and administrative expenses, see the attached unaudited consolidated statement of operations and deficit.

Mineral property acquisition costs at March 31, 2002 relate to the following properties:

Spring Gold Claims (New Brunswick)	$	10,000
Solitario Properties (Argentina)		595,728
	$	605,728

Deferred exploration costs for the period ended March 31, 2002 were incurred on properties in Alaska and Argentina as follows:

	Canada	Alaska	Argentina	Total
Consulting	$ -	$ 7,248	$ -	$ 7,248
Miscellaneous	-	606	331	937
Deferred costs for the period	-	7,854	331	8,185
Balance, beginning of period	44,181	-	1,888,726	1,932,907
Balance, end of period	$ 44,181	$ 7,854	$ 1,889,057	$ 1,941,092

2. See Note 3 of the attached unaudited consolidated financial statements.

3. a) For the period to date, common shares were issued as follows:

Issue Type	Number of Shares	Price per Share	Total Value	Type of Consideration
Exercise of options	125,000	$ 0.12	$ 15,000	Cash
Exercise of options	50,000	0.15	7,500	Cash
Private placement	1,000,000	0.10	100,000	Cash
Mineral property option	100,000	0.10	10,000	Mineral property interest

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

3. b) For the period to date, incentive stock options were granted as follows:

Number of Shares	Exercise Price	Expiry Date
400,000	$ 0.10	January 31, 2004

4. a) Authorized: 90,000,000 common shares without par value
10,000,000 class "A" non-voting convertible redeemable shares without par value

b) Issued: 18,899,681 common shares with a stated value of $9,194,350
1,974,907 class "A" shares with a stated value of $Nil

c) As at March 31, 2002, the following incentive stock options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date
Options:	225,000	$ 0.15	June 12, 2002
	617,189	0.23	August 30, 2002
	428,000	0.15	January 2, 2003
	322,500	0.12	March 12, 2003
	400,000	0.10	January 31, 2004
Warrants:	726,471	0.25	June 2, 2002

d) No common shares are currently held in escrow or subject to pooling agreements.

5. List of directors and officers: Gary Schellenberg – Director and President
Paul Chung – Director
Michael Armstrong – Director
Chris Herald – Director

TNR RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - See Notice to Reader)

MARCH 31, 2002

NOTICE TO READER

We have compiled the consolidated balance sheet of TNR Resources Ltd. as at March 31, 2002 and the consolidated statements of operations and deficit and cash flows for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Davidson & Company

Vancouver, Canada

Chartered Accountants

May 16, 2002

TNR RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited - See Notice to Reader)

	March 31, 2002	December 31, 2001
ASSETS		
Current		
Cash	$ 5,186	$ 31,576
Receivables	9,692	6,493
	14,878	38,069
Capital assets	4,079	4,360
Mineral properties	605,728	595,728
Deferred exploration costs	1,941,092	1,932,907
	$ 2,565,777	$ 2,571,064
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 53,571	$ 27,805
Current portion of long-term debt	30,000	30,000
	83,571	57,805
Long-term debt (Note 5)	90,000	90,000
	173,571	147,805
Shareholders' equity		
Capital stock	9,194,350	9,161,850
Deficit	(6,802,144)	(6,738,591)
	2,392,206	2,423,259
	$ 2,565,777	$ 2,571,064

Nature of operations (Note 2)

On behalf of the Board:

________________ Director ________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - See Notice to Reader)
THREE MONTH PERIOD ENDED MARCH 31

	2002	2001
EXPENSES		
Administration fees	$ 3,000	$ 3,000
Amortization	281	387
Filing fees	6,155	2,305
Interest	-	6,808
Management fees	7,500	7,500
Office and miscellaneous	2,412	8,381
Professional fees	10,071	4,140
Rent	7,500	7,000
Salaries and benefits	6,079	5,774
Shareholder communications	11,520	4,800
Telecommunications	886	1,172
Transfer agent fees	1,153	1,020
Travel and promotion	7,012	1,548
	(63,569)	(53,835)
Interest income	16	6,600
Loss for the period	(63,553)	(47,235)
Deficit, beginning of period	(6,738,591)	(6,552,169)
Deficit, end of period	$ (6,802,144)	$ (6,599,404)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	18,334,681	17,235,038

The accompanying notes are an integral part of these consolidated financial statements.

TNR RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - See Notice to Reader)
THREE MONTH PERIOD ENDED MARCH 31

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (63,553)	$ (47,235)
Items not affecting cash		
Amortization	281	387
Accrued interest on long-term debt	-	6,808
Changes in non-cash working capital items		
Increase in accounts receivable	(3,199)	(1,220)
Increase in prepaids	-	(12,655)
Increase (decrease) in accounts payable and accrued liabilities	25,766	(24,841)
Cash used in operating activities	(40,705)	(78,756)
CASH FLOWS FROM INVESTING ACTIVITIES		
Deferred exploration costs	(8,185)	(2,044)
Cash used in investing activities	(8,185)	(2,044)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued	22,500	507,500
Cash provided by financing activities	22,500	507,500
Change in cash during the period	(26,390)	426,700
Cash position, beginning of period	31,576	418,074
Cash position, end of period	$ 5,186	$ 844,774

The accompanying notes are an integral part of these consolidated financial statements.

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Compania Minera Solitario de Argentina, S.A. (incorporated under the laws of Argentina). Significant inter-company balances and transactions are eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company's principal business activity is the exploration and development of mineral properties.

3. RELATED PARTY TRANSACTIONS

The Company paid or accrued the following amounts to related parties:

	2002	2001
Administration fees	$ 3,000	$ 3,000
Management fees	7,500	7,500
Rent	7,500	7,000

Included in accounts payable and accrued liabilities at March 31, 2002 is $12,720 owing to related parties. Amounts owing to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

4. SEGMENTED INFORMATION

The Company operates in one industry segment, the exploration and development of mineral properties, in Argentina, U.S.A. and Canada.

authorities. The issuer shares office space with other public companies and a private company, which manages the office operations that is controlled by a director.

For the period $7,500 was paid to this Company for rent and $4,915 for office and related expenses.

Investor Relations

The Company maintained a reduced investor relation program during the period, employing Mr. Bob Basil on a part time basis. A combined total of $3,852 was paid for salaries relating to investor relations during this period.

Subsequent Events

On May 22 the Company announced that Tenke Mining Corp. ("Tenke") had signed a Letter of Intent with the Company to acquire a 75% interest in the Batidero Gold Project located in northern San Juan province in Argentina. The property lies between the prolific El Indio and Maricunga gold belts, covering an area of 4,900 hectares. This belt system hosts numerous world-class gold deposits including Veladero/Pascua/Lama (25 million ounces), considered the largest undeveloped gold deposit in the world today. The Batidero Project is highly prospective, hosting a similar geologic sequence and environment as Veladero and other major deposits in the Andean Cordillera. This Agreement exemplifies TNR's ongoing strategy of maximally exploiting its Argentina gold properties via joint ventures and equity partnerships.

Financing Summary

There were no financings this period.

Liquidity and Capital Resources

As at May 15, 2002 the issuer had 19,022,181 shares outstanding for a market capitalization of $3,804,436. The issuers working capital deficit as at March 31, 2002 is $68,693 compared with a $798,930 surplus in March 2001.

The Company has negotiated a 12 million unit private placement @ $0.10/unit to net the company $1.2 million. These funds will enable the company to operate for the next 12 months and conduct the required exploration program on the Shotgun Project in Alaska. The company will have to raise additional funds to meet its Rock Creek exploration obligations with NovaGold Resources Inc. The above mentioned agreements and private placement have not yet received exchange approval.

Schedule C – Management Discussion for the quarter ending MARCH 31, 2002

Description of Business

Since incorporation in 1988, TNR Resources Ltd. ("TNR") has been engaged in the business of exploration and development of natural resource properties. The Company's recent exploration activities have focused on its Minera Solitario Argentina projects located in Argentina, South America, that were acquired in 1998 from Solitario Resources Ltd. of Denver, Colorado for the issuance of 1.25 million shares of the TNR Resources Ltd., and more recently the Spring Gold project located in New Brunswick, Canada, and the Shotgun and Rock Creek Projects of Alaska.

Discussion of Operations

On February 18, the Company management announced an ambitious new exploration plan and financing. TNR and NovaGold Resources Inc. (TSE: NRI; OTC: NVGLF) entered into a Letter of Agreement to advance toward production NovaGold's wholly owned Rock Creek and Shotgun gold deposits in Alaska. Under the terms of the agreement TNR Resources would earn a 49.9% interest in the million-ounce Rock Creek deposit by spending US$10 million dollars towards exploration and development within the next three years to bring the deposit to production. TNR Resources would also earn up to a 50% interest in the million-ounce Shotgun deposit by spending US$3 million dollars on exploration over the next four years to advance the project towards a production decision. TNR Resources has a further option to earn an additional 20% interest in the Shotgun project. In conjunction with, and as a condition of the agreement with NovaGold, TNR arranged a private placement to raise $1,200,000 through the issuance of 12,000,000 Units at $0.10 per Unit. Each Unit is comprised of one common share and one warrant for the purchase of one additional common share for a period of one year at an exercise price to be determined on the basis of the 10 day trading closing average of the Company's shares subsequent to recommencement of trading. The Company will use the proceeds of the private placement to advance work on the Rock Creek, Shotgun, and Argentina projects. Fees are payable with regard to a portion of the private placement as well as to the NovaGold transaction, both subject to TSX approval and within regulatory guidelines.

On February 1, 2002, TNR advised that it had granted stock options to certain directors and employees entitling them to purchase up to 400,000 common shares of the capital stock in the Company at the price of $0.10 per share for the next two years. The exercise price represented a 25% discount to the preceding 10-day trading average.

On December 24, 2001, Mr. Emil Simon resigned as a director of the Company.

Discussion of Financial Conditions

The Company had administrative and other expenses, spending $63,569 during this period, compared to $53, 835 for the period ended March 31, 2001. During the period the Company incurred $8,185 of exploration expenses, which was directed to its Argentina and Canadian operations.

Related Party Transactions

The Company has a Management Services Agreement with Gary Schellenberg, President of TNR. A monthly fee of $2,500 is paid for management services. This agreement has been filed and approved by the regulatory

authorities. The issuer shares office space with other public companies and a private company, which manages the office operations that is controlled by a director.

For the period $7,500 was paid to this Company for rent and $4,915 for office and related expenses.

Investor Relations

The Company maintained a reduced investor relation program during the period, employing Mr. Bob Basil on a part time basis. A combined total of $3,852 was paid for salaries relating to investor relations during this period.

Subsequent Events

On May 22 the Company announced that Tenke Mining Corp. ("Tenke") had signed a Letter of Intent with the Company to acquire a 75% interest in the Batidero Gold Project located in northern San Juan province in Argentina. The property lies between the prolific El Indio and Maricunga gold belts, covering an area of 4,900 hectares. This belt system hosts numerous world-class gold deposits including Veladero/Pascua/Lama (25 million ounces), considered the largest undeveloped gold deposit in the world today. The Batidero Project is highly prospective, hosting a similar geologic sequence and environment as Veladero and other major deposits in the Andean Cordillera. This Agreement exemplifies TNR's ongoing strategy of maximally exploiting its Argentina gold properties via joint ventures and equity partnerships.

Financing Summary

There were no financings this period.

Liquidity and Capital Resources

As at May 15, 2002 the issuer had 19,022,181 shares outstanding for a market capitalization of $3,804,436. The issuers working capital deficit as at March 31, 2002 is $68,693 compared with a $798,930 surplus in March 2001.

The Company has negotiated a 12 million unit private placement @ $0.10/unit to net the company $1.2 million. These funds will enable the company to operate for the next 12 months and conduct the required exploration program on the Shotgun Project in Alaska. The company will have to raise additional funds to meet its Rock Creek exploration obligations with NovaGold Resources Inc. The above mentioned agreements and private placement have not yet received exchange approval.